Exhibit 21.1

Charlotte’s Web Holdings, Inc.

Subsidiaries

•	Charlotte’s Web, Inc. (Delaware)

•	Abacus Products, Inc. (British Columbia)

•	Abacus Health Products, Inc. (Delaware)

•	Abacus Wellness, Inc. (Delaware)

•	CBD Pharmaceuticals, Ltd. (Israel)